Endava Plc - Annual General Meeting 2025 - Form of Proxy

You may appoint a proxy at **www.signalshares.com** instead of using this form.

Shareholder Name(s):

Event code & IVC: (E953A87777)

For guidance on how to complete this Form of Proxy, please refer to the Notice of Meeting on the Company's website.

I/We being (a) member/members hereby appoint the Chair of the meeting/the following person:

Name of proxy (if not the Chair of the meeting):

Number of ordinary shares appointed over:

(if less than your full voting entitlement)

as my/our proxy, to attend, speak and vote on my/our behalf at the Meeting of the Company and at any adjournment thereof. Please indicate below how you would like your proxy to vote on your behalf on the resolutions by placing an 'X' in one voting option for each resolution.

Please put an 'X' in the box opposite if this proxy appointment is one of multiple appointments being made:

	Resolutions:	For	Against	Withheld	Discretion
1	To receive and adopt the Company's annual accounts for the financial year ended 30 June 2025 and the associated reports of the Directors and auditors (see notice)				
2	To approve the Directors' Remuneration Report (other than the Directors' Remuneration Policy) contained in the 2025 Annual Report and Accounts (see notice)				
3	To approve the Directors' Remuneration Policy set out on pages 131 to 142 within the Directors' Remuneration Report (see notice)				
4	To re-appoint PricewaterhouseCoopers LLP as the Company's auditor until the conclusion of the next general meeting of the Company (see notice)				
5	To authorise the Board to determine the auditor's remuneration				
6	To re-elect Mr. J Cotterell as a Director See biography on page 9				
7	To re-elect Mr. M Thurston as a Director See biography on page 10				
8	To re-elect Mr. P Butcher as a Director See biography on page 10				
9	To re-elect Ms. S Connal as a Director See biography on page 10				
10	To re-elect Mr. B Druskin as a Director See biography on pages 10 and 11				
11	To re-elect Ms. K Hollister as a Director See biography on page 11				
12	To re-elect Mr. D Pattillo as a Director See biography on page 11				
13	To re-elect Mr. T Smith as a Director See biography on pages 11 and 12				

If you intend attending the meeting in person, please place a 'X' in the box opposite.

Signature(s):____________________________ **Date:**________________________

Notes to the Form of Proxy

1 To appoint as a proxy a person other than the Chair of the meeting insert their full name in the space provided. To appoint more than one proxy, (an) additional proxy form(s) may be obtained by contacting the Registrars or you may photocopy this form. If you appoint more than one proxy, each proxy must be appointed to exercise the rights attached to a different share or shares held by you. Please indicate in the box next to the proxy's name the number of shares in relation to which they are authorised to act as your proxy. Please also indicate by placing an "X" in the box provided if the proxy instruction is one of multiple instructions being given. All forms must be signed and should be returned together in the same envelope. A proxy need not be a member of the Company.

2 Unless otherwise indicated on the Form of Proxy, CREST or any other electronic voting instruction, the proxy will vote as they think fit or, at their discretion, withhold from voting.

3 This Form of Proxy must arrive not later than 48 hours before the time of the meeting at MUFG Corporate Markets, PXS 1, Central Square, 29 Wellington Street, Leeds, LS1 4DL during usual business hours accompanied by any power of attorney under which it is executed (if applicable). If you prefer, you may return the Form of Proxy to the Registrar in an envelope addressed to FREEPOST PXS 1. Please note that delivery using this service can take up to five business days. Shareholders residing outside of the United Kingdom should send this Form of Proxy to MUFG Corporate Markets, PXS 1, Central Square, 29 Wellington Street, Leeds, LS1 4DL, United Kingdom.

4 A corporation must execute the Form of Proxy under either its common seal or the hand of a duly appointed officer or attorney.

5 The Form of Proxy is for use in respect of the shareholder account specified overleaf only and should not be amended or submitted in respect of a different account.

6 The 'Vote Withheld' option is to enable you to abstain on any particular resolution. Such a vote is not a vote in law and will not be counted in the votes 'For' and 'Against' a resolution.

7 Any alterations made to this Form of Proxy should be initialled.

8 In the case of joint holders, the signature of only one of the joint holders is required but, if more than one votes, the vote of the first named on the Register of Members will be accepted to the exclusion of the other joint holders.

9 If more than one Form of Proxy is returned, either by paper or electronic communication, the proxy received last by the registrar before the latest time for the receipt of proxies (as set out in note 4) will take precedence.

10 If you have any questions about completing this form, please contact MUFG Corporate Markets by email at shareholderenquiries@cm.mpms.mufg.com or call them on Freephone 0371 664 0300 if calling from the UK or on +44 (0) 371 664 0300 if calling from outside the UK. Lines are open 9.00 am to 5.30 pm Monday to Friday.